Mail Stop 6010

      February 24, 2006

Via Facsimile and U.S. Mail

Mr. David J. Aldrich
Chief Executive Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA   01801


	Re:	Skyworks Solutions, Inc.
		Form 10-K for the year ended September 30, 2005
Filed December 14, 2005
Form 10-Q as of December 31, 2005
		File No. 1-05560


Dear Mr. Aldrich:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005

Cover Page

1. Please revise all of your future Forms 10-K and Forms 10-Q to clearly indicate the actual date of the end of the period for which you are reporting and not as of the last day of the calendar month.
Your current presentation may be confusing to investors.

Note 2. Summary of Significant Accounting Policies, page 43

Fiscal Year, page 43

2. Since your fiscal year ends on the Friday closest to September 30th, please revise future filings to present your consolidated financial statements as of that date and for the fiscal periods ended at that date instead as of the last day of the calendar month for convenience. Your current presentation may be confusing to investors. This comment also applies to the disclosure in Form 10-Q.

Form 10-Q for the quarter ended December 30, 2005

Consolidated Statements of Operations

3. Please revise all future filings to remove the footnote included on the face of the statement. Net income including pro forma stock-based compensation expense for the first quarter of fiscal 2005, representing what net income would have been considering the effect of accounting for share-based payment transactions in accordance with
SFAS 123(R), is a non-GAAP financial measure. According to Item 10(e) of Regulation S-K, you may not present non-GAAP financial measures on the face of your financial statements prepared in accordance with GAAP. You should continue to present the pro forma disclosures required by SFAS 123(R) in the notes to your financial statements.

Note 2. Summary of Significant Accounting Policies

Deferred Financing Costs, page 7

4. Please revise all future filings to amortize financing costs using the effective interest method instead of on a straight-line basis over the life of the financing. Refer to paragraph 16 of APB 21.

Management`s Discussion and Analysis

5. Please expand the discussion in this section in future filings to highlight the effects of differences between the accounting for share-based payment arrangements before and after the adoption of Statement 123(R) and changes to share-based payment arrangements. In addition, include material qualitative and quantitative information about any of the items outlined in SAB Topic 14-M, as well as other information that could affect comparability of financial statements from period to period.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626, Michele Golhke, Branch Chief, at (202) 551-3327 or me at
(202)
551-3671 if you have questions regarding these comments.

							Sincerely,


      Martin James
					  		Senior Assistant Chief
Accountant
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Mr. David J. Aldrich
Skyworks Solutions, Inc.
February 24, 2006
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